Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677
January 24, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Filing Desk
Washington, DC 20549
Mail Stop 6010
Attn: Jim B. Rosenberg
Par Pharmaceutical Companies, Inc. (the “Company”)
(Commission File No. 1-10827)

Form 10-K for the fiscal year ended December 31, 2005
filed on March 15, 2006

Form 10-Q for the quarter ended April 2, 2006
filed on May 12, 2006

Dear Ladies and Gentlemen:
Reference is hereby made to the comment letter of Jim B. Rosenberg, Senior Assistant Chief Accountant of the staff (the “Staff”) of the Office of Health Care and Insurance of the Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), dated September 11, 2006 (the “Comment Letter”).
Based on the Company’s telephonic discussions with the Staff on January 23, 2007, the following is our response to the verbal comment regarding our response letter, dated January 11, 2007 and filed as correspondence as of that date. The Company hereby respectfully requests that the Staff review and consider the Company’s explanation and response to the verbal comment contained herein, which explanation and response will be substantially incorporated into the Company’s amended filings, as appropriate. The Company is actively working on restating certain of its financial statements, but such work is not yet complete. The amounts and disclosures included herein are for illustrative purposes only, unaudited and subject to change. Nevertheless, in order to expedite the review process, we are providing to the Staff the Company’s anticipated presentation, including tentative restated financial information. The Staff’s verbal comment is summarized in italics for ease of reference.

Consolidated Statements of Stockholders’ Equity
Confirm that the Company will comply with paragraph 26 of FAS 130 by disclosing other comprehensive income as a component of equity separately from retained earnings and additional paid-in capital at the end of each accounting period, under a descriptive title such as accumulated other comprehensive income / (loss).
The Company will disclose accumulated other comprehensive income / (loss) as a separate component of equity in its consolidated statements of stockholders’ equity, including the accumulated balances for each classification under accumulated other comprehensive income / (loss) on the face of the consolidated statements of stockholders’ equity and in the notes to the consolidated financial statements, as permitted by paragraph 26 of FAS 130.
The Company will present the relevant sections of its consolidated statements of stockholders’ equity in its amended Form 10-K/A as follows:
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In Thousands)

					Accumulated		Deferred
			Additional		other		compensation	Total
	Common Stock		paid-in	Retained	comprehensive	Treasury	restricted	stockholders’
	Shares	Amount	capital	earnings	income/(loss)	stock	stock	equity
			(Restated)	(Restated)				(Restated)
December 31, 2003
Comprehensive income
Net income (Restated, see Note 1)	—	—	—	105,817	—	—	—	105,817
Defined benefit pension plan, net of tax of $45	—	—	—	—	(72)	—	—	(72)
Unrealized loss on marketable securities, net of tax of $975	—	—	—	—	(1,555)	—	—	(1,555)

Total comprehensive income	—	—	—	—	—	—	—	104,190

December 31, 2004
Comprehensive income:
Net income (Restated, see Note 1)	—	—	—	7,436	—	—	—	7,436
Defined benefit pension plan, net of tax of $39	—	—	—	—	(61)	—	—	(61)
Unrealized gain on marketable securities, net of tax of $674	—	—	—	—	1,084	—	—	1,084

Total comprehensive income	—	—	—	—	—	—	—	8,459

December 31, 2005
Comprehensive loss:
Net loss (Restated, see Note 1)	—	—	—	(14,871)	—	—	—	(14,871)
Defined benefit pension plan, net of tax of $84	—	—	—	—	(134)	—	—	(134)
Unrealized loss on marketable securities, net of tax of $761	—	—	—	—	(1,165)	—	—	(1,165)

Total comprehensive loss	—	—	—	—	—	—	—	(16,170)
The following disclosure will also be added to the notes to consolidated financial statements as Note 14 “— Stockholders’ Equity” under the Comprehensive (loss) income section:

	2005	2004	2003
Unrealized gain (loss) on marketable securities, net of tax	$8,603	$1,084	$(1,555)
Less: reclassification adjustments for (gains) losses included in net income (loss)	(9,768)	—	—

Net unrealized (loss) gain on marketable securities, net of tax	$(1,165)	$1,084	$(1,555)

We trust that the foregoing response satisfactorily addresses the Staff’s comment. If you have any questions or further comments, please do not hesitate to contact me at (201) 802-4269 or via facsimile at (201) 391-7693.

Sincerely,
/s/ Gerard A. Martino
Gerard A. Martino
Executive Vice President and Chief Financial Officer

Copies to:	Jim B. Rosenberg
Lisa Vanjoske
Christine Allen

cc:	Patrick G. LePore
Thomas Haughey, Esq.
Stephen Connoni, Esq.
Whitney Smith, Esq.